Filed by WhiteHawk Income Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: PHX Minerals Inc.

Commission File No.: 001-31759

Date: November 12, 2024

NEWS RELEASE

WhiteHawk Energy Calls for Response from Board of PHX Minerals, Inc. related to its Proposal to Acquire PHX in a $4.00 per Share All-Cash Transaction

Calls upon the PHX Board of Directors to engage with WhiteHawk to pursue and complete a transaction

Encourages PHX stockholders to reach out to PHX’s Board and ask them to engage with WhiteHawk around a value-maximizing transaction

November 12, 2024

PHILADELPHIA – WhiteHawk Energy, LLC (together with its subsidiaries, “WhiteHawk”), calls for a response from the Board of Directors of PHX Minerals, Inc. (“PHX” or the “Company”) related to WhiteHawk’s proposal to acquire PHX in a $4.00 per share all-cash transaction.

“We are asking all stockholders to reach out to PHX to encourage discussions with WhiteHawk related to WhiteHawk’s all cash proposal of $4.00 per share. We have previously demonstrated financing for this transaction to PHX and its advisors,” says Daniel C. Herz, WhiteHawk’s Chief Executive Officer. “WhiteHawk’s proposal benefits all stockholders and represents a substantial premium to PHX's recent trading prices.”

WhiteHawk Energy strongly encourages all PHX stockholders to:

Reach out to PHX’s Board: Express your concerns about their lack of engagement around our proposal and demand transparency regarding their plans to maximize stockholder value.

PHX Investor Contact:

Rob Fink / Stephen Lee

FNK IR

646.809.4048

PHX@fnkir.com

PHX Corporate Contact:

405.948.1560

inquiry@phxmin.com

It's time for PHX to engage in good faith discussions about the future of the company. We remain committed to pursuing this value-creating opportunity and urge the Board to act in the best interests of all stockholders.

WhiteHawk is being advised by Stephens Inc. and Weil, Gotshal & Manges LLP.

Sincerely,

/s/ Daniel C. Herz

Daniel C. Herz
Chairman and Chief Executive Officer
WhiteHawk Energy, LLC

* * * *

About WhiteHawk Energy

WhiteHawk Energy, LLC is focused on acquiring mineral and royalty interests in top tier natural gas resource plays, including the Haynesville and Marcellus Shales. The management team at WhiteHawk Energy has successfully grown over $13 billion of minerals, midstream, and exploration and development companies over the last 20 years. WhiteHawk Energy currently manages approximately 1,050,000 gross unit acres within core operating areas of the Marcellus Shale and Haynesville Shale, with interests in more than 3,400 producing horizontal wells. Please go to www.whitehawkenergy.com for more information.

Additional Information

This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. This press release relates to a proposal which WhiteHawk has made for a combination with PHX. In furtherance of this proposal and subject to future developments, WhiteHawk (and, if a negotiated transaction is agreed, PHX) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This press release is not a substitute for any proxy statement, registration statement, prospectus or other document WhiteHawk or PHX may file with the SEC in connection with the proposed transaction.

Investors and security holders of WhiteHawk and PHX are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of PHX, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PHX through the website maintained by the SEC at http://www.sec.gov.

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, WhiteHawk and its executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. INVESTORS AND SECURITY HOLDERS OF PHX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Such statements are based on WhiteHawk’s management’s beliefs and assumptions based on information currently available to WhiteHawk’s management. All statements in this press release, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause WhiteHawk’s or PHX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Part I, Item 1A, “Risk Factors” in PHX’s Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended December 31, 2023 and in other filings with the SEC. These include, but are not limited to: (i) the ultimate outcome of any possible transaction between WhiteHawk and PHX, including the possibility that PHX will reject the proposed transaction with WhiteHawk; (ii) uncertainties as to whether PHX will cooperate with WhiteHawk regarding the proposed transaction; (iii) the effect of the announcement of the proposed transaction on the ability of WhiteHawk and PHX to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (iv) the timing of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary stockholder approvals); (vi) other risks related to the completion of the proposed transaction and actions related thereto; (vii) changes in demand for WhiteHawk’s or PHX’s products or services; (viii) impacts of natural disasters, adverse changes in laws and regulations including governing property tax, evictions, rental rates, minimum wage levels, and insurance, adverse economic effects from the COVID-19 pandemic, international military conflicts, or similar events impacting public health and/or economic activity; (ix) adverse impacts to WhiteHawk or PHX and their respective customers from inflation, unfavorable foreign currency rate fluctuations, changes in federal or state tax laws; and (x) security breaches, including ransomware, or a failure of WhiteHawk’s or PHX’s respective networks, systems or technology.

WhiteHawk Corporate Contact:

610.484.3412

info@whitehawkenergy.com